UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         33         )

AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Jacqueline B. Mars, 6885 Elm Street, McLean, Virginia 22101-3883 (703) 821-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 23559-26	Page 2 of 5 Pages

1

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jacqueline B. Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)

2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable.
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization. U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power. Zero shares of Common Stock.
	8	Shared Voting Power. Not applicable.
	9	Sole Dispositive Power. Zero shares of Common Stock.
	10	Shared Dispositive Power. Not applicable.
11	Aggregate Amount Beneficially Owned by Each Reporting Person. Zero shares of Common Stock.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock.
14	Type of Reporting Person (See Instructions) 00

CUSIP No. 23559-26	Page 3 of 5 Pages

Item 1.	Security and Issuer

This statement relates to the shares of common stock (the “Common Stock”) of AmerAlia, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is as follows: AmerAlia, Inc., 20971 East Smoky Hill Rd., Centennial, CO 80015.

Item 2.	Identity and Background
a.	Jacqueline B. Mars, as trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)
b.	6885 Elm Street, McLean, Virginia 22101-3883
c.	Director, Mars, Inc. c/o Mars, Inc. 6885 Elm Street McLean, Virginia 22101-3883
d.	Such reporting person has not been convicted in a criminal proceeding during the last five years.
e.

Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws.

f.	United States of America
Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Not applicable.

Item 5.	Interest in Securities of the Issuer
a.	As of the date of this statement, the reporting person beneficially owns Zero shares of Common Stock of the Issuer, which represents 0.0% of the outstanding shares in that class.
b.	The reporting person holds the sole power to vote and the sole power to dispose of the reporting person’s Zero shares of Common Stock.

CUSIP No. 23559-26	Page 4 of 5 Pages

c.	Not applicable.
d.	No response required.
e.	August 22, 2007
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 13, 2007, the reporting person entered into a Purchase Agreement with Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership (“Sentient”) (the “Agreement”), which is incorporated by reference herein and is attached hereto as Exhibit 1. Pursuant to the Agreement, the Jacqueline Badger Mars Trust sold to Sentient all of its shares of the Issuer and all other interests it held in the Issuer, as described in the Agreement.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Purchase Agreement by and between Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership, dated July 13, 2007.

Exhibit 2

General Release by and among, AmerAlia, Inc., a Utah corporation, Natural Soda Holdings, Inc., a Colorado corporation, Natural Soda, Inc., a Colorado corporation, Sentient Global Resources Fund I, LP, Sentient Global Resource Trust No. I, Sentient USA Resources Fund, L.P., Sentient USA Resources Fund II, L.P., Jacqueline B. Mars, an individual, and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, dated August 22, 2007.

Durable Power of Attorney of Jacqueline B. Mars, as Trustee of the Jacqueline Badger Mars Trust, dated February 5, 1975, as amended, dated August 8, 2007, is hereby incorporated by reference to Exhibit 24.2 to the Trust’s Form 4/A filed on August 29, 2007.

CUSIP No. 23559-26	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2007	/s/ Joel A. Kobert
Date	Joel A. Kobert, as attorney-in-fact for Jacqueline B. Mars, as Trustee of the Jacqueline Badger Mars Trust